Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: May 19, 2006

Mittal Steel offer for Arcelor

PLEASE READ THE IMPORTANT INFORMATION RELATING TO THIS OFFER PRIOR TO VIEWING THE VIDEOS BY CLICKING HERE

Mittal Steel and Arcelor—Natural Alliance

[Transcript:

On 27th January this year Mittal Steel announced an offer for Arcelor in a merger that would create the world’s first 100 million ton plus steel producer. It is a merger that would mark a step change in the consolidation of the steel industry.

MR. MITTAL: Our offer is based on sound industrial logic and the belief that consolidation is vital for the long-term health of the steel industry.

SCOTTING: A company formed through merger or acquisition will have more knowledge than either of the companies before the union.

BANN: This merger will create an extremely strong European champion with amazing opportunities in the developing world cementing better than anything else the future and stability of the European steel industry.

The case for combining Mittal Steel and Arcelor is compelling. There are substantial benefits to be gained for all stakeholders by accelerating the process of consolidation in the world steel industry.

In the 12 weeks that followed the announcement of the merger the share prices of both companies have risen considerably.

It is an announcement that has been well received by the financial sector.

Over the past 10 years Mittal Steel has been the fastest growing steel company in the world, in the process becoming the largest and only truly global steel producer.

The Company has long been a visionary in the steel industry.

ROSS: This is a truly unique, dynamic and entrepreneurial company which has been one of the main drivers of change in the steel industry. Ten years ago Mittal Steel was saying the industry needed to consolidate. Nobody listened. Today it is taken for granted that consolidation is the way of the future.

Mittal Steel has identified $1 billion of synergies through the combination with Arcelor. The Company has a highly successful record in acquisitions in terms of capturing synergies and improving performance.

One of the most recent success stories was the merger with ISG in April 2005

ROSS: The merger gave us the opportunity to deliver to our shareholders immediately the business model that we wanted but that otherwise would have taken years for us to achieve. We were excited about the future prospects of the enlarged Mittal Steel and believed the best opportunity for our management and investors to benefit from the future globalisation and consolidation of the industry was by being shareholders in Mittal Steel.

The combination of Mittal Steel and Arcelor would take consolidation to the next level, creating an undisputed industry leader with annual production capacity of approximately 130 million tons and accounting for around 10% of world steel output.

The offer is driven by clear industrial logic; the two businesses are complementary and the combined company would have balanced exposure to high growth developing markets and secure, high quality, developed markets, whilst boasting an unrivalled product portfolio with a leading position across a range of customer segments.

It will not only accelerate the two companies combined growth plans but also enable the merged entity to increase its technological edge and increase the scale of it’s investments into fast growing new markets. The deal represents a step change in the development of both companies – to the benefit of all stakeholders.

MITTAL: Shareholders will have the opportunity to participate in the future growth prospects of the leading steel company, which aims to continue to grow and anticipates producing around 150 – 200 million tons of steel within the next decade

Fundamentally it will integrate their strengths into a stronger global network, including the number one operation in North America. Mittal Steel’s integrated business model would also allow Arcelor to improve margins and control costs. And finally the financial strength of the combined company would be greater than Arcelor as a stand-alone, creating greater opportunity for further growth potential.

We have a real opportunity to create a more sustainable industry creating value for all stakeholders throughout the cycle.

Interview with Lakshmi Mittal, Chairman and CEO, Mittal Steel

Mr. Mittal shares his thoughts on the offer rationale and responds to certain issues raised since the announcement

[Transcript:

Q: Why did you decide to launch an offer for Arcelor?

A: Our offer is based on sound industrial logic and the belief that consolidation is vital for the long-term health of the steel industry. Historically, the steel industry has been very volatile as a result of the highly fragmented nature of the industry. This made it very difficult to generate consistent returns.

Over the past few years the industry has begun to embrace consolidation and we are already seeing the benefits of this. Underlying growth is now in the region of 3% and if we can continue to re-structure then we have a real opportunity to create a more sustainable industry creating value for all stakeholders throughout the cycle.

The combination with Arcelor will take consolidation to the next level, creating the first hundred million ton steel producer with a presence in most major markets. We believe this transaction will play an important role in improving the sustainability of the industry and will act as a catalyst for further consolidation and a subsequent re-rating in the sector.

The two businesses are entirely complementary and combined would give us an unparalleled leading profile both geographically and by product portfolio.

Q: Why is consolidation so important?

A: Consolidation would reduce the volatility with which the steel industry has long been associated with. A more consolidated steel market would be better placed to effectively manage supply and demand, leading to increased stability and sustainability. It is also sensible from a customer and supplier perspective as these industries are both well consolidated and would benefit from a more global steel sector. Creating a healthier operating environment, would also enable steel companies to invest more in the key areas of R&D and technology.

Q: What do you believe a combination with Mittal Steel offers Arcelor shareholders that Arcelor cannot provide them with on its own?

A: We believe this combination benefits Arcelor shareholders in a number of ways. Fundamentally it will integrate their strengths into a stronger global network, including the number one operation in North America. Furthermore it will accelerate their growth potential by accessing new markets in China, India, East Europe and Central Asia. Currently the Arcelor business model is 80% reliant on Western Europe, where growth is virtually flat at around 1%. Mittal Steel’s integrated business model would also allow Arcelor to improve margins and control costs. And finally the financial strength of the combined company would be greater than Arcelor as a stand-alone, creating greater opportunity for further growth potential.

Q: Arcelor has said that the two businesses are incompatible. How do you respond to this?

A: The two businesses are entirely complementary which is quite unusual and one of the attractions of this transaction. In terms of the developed markets, Arcelor has a leading position in the high-quality European market, Mittal Steel is the leader in the United States. In developing markets, Arcelor has a leading position in South America, we have a leading position in Africa, Eastern Europe and are expanding into India and China. Arcelor has an attractive distribution business whereas Mittal Steel has a strong presence in upstream operations.

Combined we are forming a true industry giant with balanced exposure to both developed and developing markets and both flat and long products. It will be a unique company in the steel industry.

Q: But Arcelor has said that they produce “parfum” whilst you produce “cologne”. Is there any truth on this?

A: None at all. You make a product according to the demands of the market. This is why in the United States we are the number one ranked producer in terms of providing high quality steels to the automotive and white goods sector. Arcelor makes the same steels in Europe. In Eastern Europe by comparison there is less demand for the high quality products. But as these economies grow this will change and that is why it is so important to build a presence in these growth regions. Remember Arcelor has also been trying to expand into developing markets for some time.

Q: Is Mittal a financially strong company? Arcelor has claimed you need their cash-flow to finance your capital investment programs for your current assets.

A: Mittal Steel is very strong financially. In the latest Fortune 500 we ranked 55th in terms of our profitability and 1st for highest returns on assets. This transaction is based on industry logic and synergies. Mittal Steel is a cash generative company and has funded years of substantial capital investment without recourse to the equity markets. We generate about US$3 billion on an annual basis and had US$1 billion of free cash flow in Q4 05 alone. Our credit ratings are on par with Arcelor’s.

Q: What would the profile of the enlarged group look like?

A: The enlarged company would be the world’s first steelmaker, with over 100 million tons of output accounting for around 10% of the total global market. It would have a leading presence in both the high quality and the high growth markets, giving shareholders exposure to all the important segments in the steel industry. Financially, it would be strong with revenues of approximately US$70 billion and EBITDA of approximately US$12 billion. In terms of stock market indices, we would expect to be included in the CAC 40, the DJ Euro Stoxx 50 and the MSCI amongst others.

Q: Mergers almost always lead to substantial job losses. Will you have to announce plant closures and job losses to achieve your targeted synergies?

A: The attraction of this transaction is that there is virtually no overlap in the two companies. So we can confidently say that there would be no job losses as a result of this transaction. Additionally, we will be honouring all of Arcelor’s existing employee commitments. The US$1 billion of synergies which we have identified will come from purchasing, marketing and manufacturing and process optimisation.

Q: Why do you believe this merger is in the best interests of shareholders?

A: Shareholders will have the opportunity to participate in the future growth prospects of the leading steel company, which aims to continue to grow and anticipates producing around 150 - 200 million tons of steel within the next decade.

Q: Are you confident about the long-term prospects for the steel industry?

A: The steel industry is currently enjoying demand growth of around 3%. This growth has largely been driven by the industrialisation of countries like China. The strong economic growth of these developing markets are expected to help maintain steel demand growth of around 3 % for the next decade. In order to take full advantage of these positive dynamics, it really is important for the steel industry to ensure its structure is as healthy as possible - which all comes back to the benefits of consolidation. The industry has been given a second chance and we should ensure we are in a strong enough position to be able to take advantage of it.

Interview with Wilbur Ross, ISG Founder

Mr. Ross talks about why he decided to sell International Steel Group to Mittal Steel and the benefits that the company and its shareholders gained from the deal

[Transcript:

Q: You had worked extremely hard to put ISG together - Why did you decide to sell your company to Mittal Steel?

A: Why? The answer is very simple – sustainability and value creation. The steel industry had always been notoriously fragmented and therefore incapable of effectively managing supply and demand or creating any real long-term value. It is clear that global consolidation is necessary for the steel sector to have a realistic chance at creating shareholder value. The structure of the steel industry is clearly going to continue to change towards a more global business model and consolidation is critical for creating sustainable shareholder value.

Q: How did the transaction benefit ISG shareholders? Do you think Arcelor shareholders will reap the same benefits? If so, why?

A: It had always been my vision to create a global steel company. Hence my former company’s name: International Steel Group. But trying to emulate the global profile and portfolio of Mittal Steel would have taken years. They were the largest and/or lowest cost producer in a dozen or so countries. We realised that it would be hard to find an entry point into those countries where Mittal had already successfully established itself and even if we could, we would have had to pay many times the price they did and therefore could not be cost competitive with them. Merging with them on the other hand would enable us to accelerate our long-term strategy and growth plans, enabling our shareholders to benefit immediately from exposure to low-cost, fast-growing developing markets. Mittal also had significant raw materials reserves and was the world leader in DRI, which would make us less vulnerable to scrap prices and other material costs. The merger gave us the opportunity to deliver to our shareholders immediately the business model that we wanted but that otherwise would have taken years for us to achieve. We were excited about the future prospects of the enlarged Mittal Steel and believed the best opportunity for our management and investors to benefit from the future globalisation and consolidation of the industry was by being shareholders in Mittal Steel.

Q: Why do you believe this was the right decision for your company and the employees of ISG?

A: Mittal Steel is a unique company in its sector, with balanced exposure to high-quality developed markets and high-growth developing markets, well positioned to lead further consolidation, good organic growth opportunities, a strong financial profile and one of the most experienced management teams in the business. It has an unparalleled record of success in achieving the synergies forecast for its acquisitions.

Q: You are still a major shareholder in Mittal Steel. What has encouraged you to maintain your holdings as opposed to cashing in?

A: This is a truly unique, dynamic and entrepreneurial company which has been one of the main drivers of change in the steel industry. Ten years ago Mittal Steel was saying the industry needed to consolidate. No-body listened. Today it is taken for granted that consolidation is the way of the future. Today every steel company wants exposure to the growth markets. Five years ago only Mr Mittal had the vision to actually pursue the opportunities when they arose. It is this instinctive approach, based on very sound and deep industrial knowledge and experience, which has led Mittal Steel to emerge as the industry leader. I have also no hesitation in saying that this is a company which delivers on its promises. I have seen this first hand as relates to the integration of ISG and I have no doubt whatsoever that this integrity would also be synonymous in any merger with Arcelor. The Mittals have not hesitated for one minute in honouring every commitment to me and to the United Steel Workers of America.

What was it about Mittal Steel that gave you confidence that it would continue the initial work you had started?

Q: Is there anything else that you would like to add before we close?

A: I would just like to briefly share my own experiences of Mittal Steel over the past 18 months. This is a truly unique, dynamic and entrepreneurial company which has been one of the main drivers of change in the steel industry. Ten years ago Mittal Steel was saying the industry needed to consolidate. No-body listened. Today it is taken for granted that consolidation is the way of the future. Today every steel company wants exposure to the growth markets. Five years ago only Mr Mittal had the vision to actually pursue the opportunities when they arose. It is this instinctive approach, based on very sound and deep industrial knowledge and experience, which has led Mittal Steel to emerge as the industry leader. I have also no hesitation in saying that this is a company which delivers on its promises. I have seen this first hand as relates to the integration of ISG and I have no doubt whatsoever that this integrity would also be synonymous in any merger with Arcelor. The Mittals have not hesitated for one minute in honouring every commitment to me and to the United Steel Workers of America.]

Interview with Bill Scotting, Director, Continuous Improvement, Mittal Steel

Mr. Scotting discusses Mittal Steel’s approach to Continuous Improvement and how this directly benefits acquired companies.

[Transcript:

Q: Mittal Steel has grown very rapidly, mostly by acquisition –there is some evidence that acquisitions don’t create value – why do you think that’s not the case with Mittal Steel?

A: Over the past decade and a half, Mittal Steel has grown into the world’s leading steel producer – this achievement is testament not just to our ability to make the right acquisitions, but also to make them work for us. Our growth comes not only from the immediate additional revenue that acquisitions bring, but also from the continuous improvement we bring to these businesses

Q: So what is your approach to integrating these acquisitions?

A: In a company that has grown largely through acquisition, knowledge management is vital. A company formed through merger or acquisition will have more knowledge than either of the companies before the union and the scope and potential of this knowledge increases the more the companies differ in geography, history, culture and practices. Bringing people together to benchmark, to share experiences and best practices, and to undertake joint problem solving – we have found this is a wonderful way of facilitating integration. Such knowledge sharing underpins our approach and has been a key factor in our success. Our decentralised management approach is built around this sharing of experience, best practice and knowledge across all the business units.

Q: Your acquisitions have been very diverse – does this impact your approach to integration?

A: It does not alter the fundamentals of our approach – we focus on the business needs, foster knowledge sharing and encourage our managers to think entrepreneurially, to take responsibility and to support one another.

Of course, we do adapt to local market needs – the mature, relatively low growth markets of North America and Western Europe for example, have very different characteristics to those of developing markets. Our approach in the more mature markets is typically to look for market share and value added growth, to invest in R&D for product development and also to be cost competitive.

In the developing markets it’s typically more about de-bottlenecking and capturing volume growth. We make selective investments to improve plant capabilities as market needs develop. Finally, but equally importantly, we transfer our product and process capabilities to improve operating efficiencies and quality and thereby capture value added market growth.

Q: Isn’t this all rather hard to quantify?

A: Let me give you a handful of examples of the organic growth created through our continuous improvement programme:

•	In 1992 we acquired a flat products company in Mexico – in the year before we bought it, it was shipping 526 thousand tonnes but in 2004 this had grown 8-fold to nearly 4.3 million tonnes

•	Termirtau in Kazakhstan, which we acquired in 1995 grew from two and a half million tonnes to over 4 million tonnes by 2004; and

•	Since buying in South Africa in 2001, we have increased production by more than a million tonnes.

But it’s not just about improved production and growth in emerging countries:

•	In 1995 we bought a German long products business and in 2004 production was up by more than 20%; and

•	Inland, the US steel producer we bought in 1998 has seen an improvement of more than 300,000 tonnes even off a very strong base.

•	In both these cases, we have not just focused on volume growth, but have also improved the value added mix through product development and process improvements

These are relatively long-term examples but the impact can be significant in a relatively short period of time – just through our continuous improvement approach we improved productivity in a Steckel mill by about 20% in just six months.

Q: If you succeed in your proposed merger with Arcelor, you say you can achieve $1bn of synergies that shareholders will share in – how can they be confident of this?

A: Continuous improvement and integration is also about delivering synergies and we have a track record of delivering on or ahead of our synergy targets – take Kryvih Rih for example – we have already delivered a greater than forecast marketing synergy and we expect there to be additional purchasing synergies to come. ISG in the USA is another good example – through various measures, in purchasing, sharing best practice across closely located plants and through inventory reduction, we are on target to achieve $250m annualised synergies next year.

Q: So can you sum up the Mittal Steel continuous improvement approach?

A: Yes of course. With the various acquisitions we have made, we have achieved the benefits – be they financial or operational by addressing the business needs through a programme of targeted capital investment; through our knowledge management programme; through R&D; through the sharing of product and process capabilities; but most of all through sharing the experiences of our diverse management team]

Interview with Lou Schorsch, President and CEO, Mittal Steel USA

Mr. Schorsch talks about Mittal Steel’s approach and commitment to delivering world class customer service

[Transcript:

Q: Why is customer service important to Mittal Steel?

A: At Mittal Steel USA, most of our products are tailor made – with specific chemistries, dimensional tolerances, and surface treatments. Indeed, many of our products are designed with and for specific customers. As a result, these customers rely on us to meet their requirements consistently – I could almost say perfectly – and to deliver on a just-in-time basis. Global competition is intensifying, and supply chains are becoming more streamlined across the entire economy. In that environment, our customers count on us to be innovative partners in eliminating waste and creating value. We focus on segments and customers that require and reward such customer service, whether for advanced high-strength steels to make lighter, safer cars or for special plate grades to build durable, reliable pipelines through environmentally sensitive areas. Customer service – and by that I mean a mutually reinforcing capabilities in quality, delivery, and technical support – is the core of our business.

Q: But isn’t steel a commodity? How can Mittal Steel differentiate itself from its competitors in terms of customer service?

A: Steel represents an enormous and growing market; over 1 billion tons of steel are consumed annually across the globe. In a market that large, there are naturally product segments that are standardized and commoditized. Although those segments do not represent our core market at Mittal Steel USA, we compete in them and are very aggressive in controlling our costs so that we can participate in such markets profitably. This intense cost focus, which is characteristic of the Mittal Steel group, pays real dividends in the more service-oriented market segments that we target. Low costs are the foundation that underlies our entire business model. On that foundation, however, we have built a business that has both the physical assets and the human capital – our global R&D group, for example – to distinguish ourselves with customers who value service. No other steel company has our global footprint. No other steel company in the Americas has the flexibility that our scale and asset base provides. Don’t forget that at Mittal Steel USA our predecessor companies represented literally centuries of experience in developing steel processes, pioneering new products and applications, and building strong customer relationships. This, combined with the entrepreneurial dynamism of Mittal Steel, represents a gene pool unique in our industry.

Q: How do you know how you’re performing in terms of customer service? What do you hear from your customers?

A: We are in the marketplace everyday, not only selling our products and services but soliciting customer feedback. Remember that Mittal Steel is a very new company, a situation that can be both daunting and exhilarating. We are tremendously excited about the opportunity to establish our brand and about the potential to be the industry leader in terms of customer service. Less than five years ago Mittal Steel USA comprised six independent companies. We are working very hard to integrate all of these operations into a new company that represents the “best of the best” in terms of our collective experience and capabilities. We have a ways to go, and we set high standards for ourselves; but we are we are making definite progress. Just last month, General Motors commended Mittal Steel as its Steel Supplier of the Year – a tremendous honor for a company barely a year old. Our customers want us to succeed, and our entire organization is committed to exceeding their expectations.]

Media Day: Mittal Steel Gandrange, France – April 20th 2006

Including presentations from Lakshmi Mittal, Chairman and CEO, Roeland Baan, CEO, Mittal Steel Europe and comments from Marcel Thill, CGT Trade Union

[Transcript:

Mittal Steel held a media day recently at their steel facility in Grandrange in France to talk about their offer for Arcelor. It is now 12 weeks since Mittal Steel announced the offer and the group’s Chairman and CEO, Lakshmi Mittal was keen to stress the fact that the offer had already been positively received by the financial markets.

MITTAL: Since we have announced this transaction we have, both the shareholders of both these companies have gained value by about 11.5 billion Euros. This is a very large sum, and based on these share prices, share prices of Arcelor have risen by 50% to Euro 33. This if you compare with the date of announcement when the share price was 22 Euro. This is the biggest gain any steel industry shareholder got in the history of the industry. 50% increase in 12 weeks.

The potential merger is an important decision that will positively impact the European steel industry. Mr. Mittal stressed that the group had already held constructive dialogue with all European stakeholder governments and elaborated on the strategic rationale and logic behind the takeover.

MITTAL: We have submitted our investment plan. We have assured them of all the jobs, investments and employment. We have also assured them of our commitment to strengthen research and development facilities in Europe. We have also agreed to honor all the commitments made by Arcelor, in terms of investments and in terms of growth. And also we have said we will honor all the commitments made as part of corporate social responsibility. Our commitment to the society and community continues and we want to make more investments. So there is nothing that we are taking away from Europe. On the other hand, the merger of these two European companies, that is a Dutch company and a Luxembourg company creates the strong European global champion. It is an undisputable fact that both companies have been pursuing the same business strategy based around consolidation for a number of years. And it is also a fact that both have conversed on the similar vision of the future evolution of the industry.

In ten years [inaudible] will be producing about 150-200 million tones per year and will have a foot print in both the high quality and high growth market. It is this very company that the combination of Mittal and Arcelor will create. Not in ten years but today.

Mittal Steel’s European CEO, Roeland Baan, then went on to talk about Mittal’s European strategy for growth and previous expertise and experience at successfully improving performance at its existing European businesses.

BAAN: For taking advantage of the growth sectors of Europe. We are here today not less for instance, as you know the ancestor of Arcelor and what was then called Unimittal. We took it over as a loss-making company and turned it around. The same happened in Duisburg, which we took over from Thyssen. So, these are actually, Western Europe are actually well-run operations in the past, well-invested as well. And still we have been able to make significant differences.

Mr. Baan then talked the social model and implements and Mittal’s responsibility to its most important asset – its employees.

BAAN: As a matter of course, we are following the highest levels of European social policy. We have in every single plant, in every single entity that we operate in Europe, we have union and employee representation in the supervisory board. We have weekly, and this is mandatory, we have weekly interaction with the union representatives and workers council. We have a European workers counsel that is being represented by, at this moment, by the Western units, but we are negotiating at the moment to get the Eastern and Central European units involved into the European workers counsel as well. We really want to stick to the social model, we want to stick to our commitments which is we will never do any forced redundancies. This is a commitment we have given everywhere we work. We have given ourselves a mission as a group and it is become the most admired steel institution in the world. Of course, we follow that in Europe. We want to be the most admired steel institution in Europe. And it is not just about money and volume, this is especially about how you treat your employees, how do you go about softer issues, how do you go about your social responsibility, etc. This merger will basically create an extremely strong European champion, with tremendous growth opportunities into the new developing world. Cementing better than anything else the future and the stability of the European steel industry.

Attendees then heard from Marcel Thill, a representative from the French trade union CGT about the impact Mittal Steel had when the group initially took over the plant, saving it from closures.

THILL: The difference in management it has to be said was felt in a few years although not in any radical sense. The management is much more pragmatic, economically speaking and in terms of cost management. And for a good reason, which is at Usinor, which has been already mentioned, all the staff felt this. We were sold off. At the time, we felt abandoned. [Inaudible] we were owned at the time by manufacturer [inaudible] and clearly if Mittal had not bought us, we wouldn’t be here today.

The media day clearly demonstrated Mittal’s experience at improving operations in Europe and how this is achieved by focusing on partnering the trade union groups for mutual benefit. Something the group has stresses will happen at all Arcelor operations.]

Case Study: Mittal Steel Duisburg, Germany

An example of rapid performance improvement achieved by working in tandem with employees and trade unions through the implementation of respected social models

[Transcript:

When Thyssen sold the Duisburg site to Mittal Steel in 1997, it had been loss-making for years – to an extent that management actually celebrated whenever the annual loss fell below Euro 10 million. Today, Mittal Steel Duisburg is one of the most profitable steel factories of Mittal Steel in Europe with an EBITDA margin well above 20%.

This was not possible without thorough restructuring and there were workforce reductions. However, this was done in close cooperation with unions and works councils, and without a single forced layoff. In most cases, a solution could be found through early retirement schemes; for the rest severance packages were negotiated.

From the very start, Mittal Steel made it clear that they would honour all obligations with regard to employees. They even went much further than that: Although it was foreseeable that the workforce in either of the two Duisburg sites would soon fall below 1,000 threshold that requires a special form of co-determination under German law, Mittal Steel voluntarily extended this for 10 years. The model in which there is a supervisory board where management and employees are equally represented has proven successful; currently management and employee representatives are negotiating in which form it should be extended after its expiry in 2007. It is highly like that a similar model will be adopted for the future. In addition to the representation on the supervisory board employees are represented at both Duisburg sites via the works council and internationally in the European works council.

Employee representatives have been involved in all key business decisions, such as pricing, cost and HR issues, and have proved to be a constructive partner for management.

The social model has proven beneficial for the employees as well: They benefit from above tariff wages, extra bonuses depending on profit and other objectives, voluntary old age provisions numerous social activities from family days to sporting events.

Only recently, the ThyssenKrupp works council has asked for details about the performance-related aspect of remuneration at Mittal Steel Duisburg, because they are thinking about introducing similar incentives.

The success of the approach Mittal Steel has taken in Germany is unquestionable and perfectly demonstrates the Group’s commitment to working with its employees to guarantee mutual success.]

Mittal Steel Corporate Video

Shaping the future of steel—The world’s largest and most global steel producer

[TRANSCRIPT:

INTRODUCTION

Mittal Steel is the world’s largest and only truly global steel producer

Having pioneered the consolidation and globalisation of the steel industry, today we have operations in 16 countries, spanning 4 continents.

[chart: geographic spread]

Our annual shipments are over 49 million tons.

[chart: shipments 89 - 2005]

And our revenues exceed 28 billion dollars.

[graphics number: revenues 2005]

Last year, our profits surpassed $4.7 billion dollars.

[graphics number: profits 2005]

And our operating margin of nearly 20% was one of the best in the industry.

Listed on the New York and Amsterdam Euronext stock exchanges, we ranked 55th in terms of profits and 253rd in terms of revenues in this years Fortune 500.

More importantly, we ranked 1st globally for the biggest increases in revenues, the biggest increases in profits and the highest returns on assets.

BUSINESS STRATEGY

Mittal Steel is a low cost, high margin steel producer on a global basis.

Our emergence as the world’s largest steel producer, with unparalleled scope and scale, has occurred as a combined result of acquisition and organic growth.

Our strategy is to continue to build on this leading position through a combination of capital expenditure, continuous improvement, further consolidation and by striving for performance excellence at all existing operations

We invest in expanding existing production facilities to improve quality and efficiency, move up the value chain and meet all customer requirements in the markets we serve.

Our business model is vertically integrated and cost driven.

Our aim is to acquire control of both upstream operations, such as iron ore and coal mines and move downstream into higher value added finishing facilities.

It is this approach that has enabled us to emerge as the leading player in today’s global steel industry

ACQUISITION EXPERTISE

We make strategic acquisitions of steel assets worldwide that will enhance and add value to our business.

We have improved performance at all acquired facilities, in both emerging and developed markets.

[chart: turnaround track record]

There are three key elements to that success.

First, we immediately implement best practice to increase production, lower cost, raise value-added and improve quality.

Second, we introduce a phased capital expenditure programme to fund improvements.

And third, but perhaps most important, we understand local culture and language. We have 225,000 employees representing more than 45 nationalities.

TECHNOLOGICAL EXCELLENCE

Our investment in research and development, product and process innovation and technological development has played a key role in our rise to the forefront of the industry

For a start, we are one of the most technologically advanced producers in the world. We have unrivalled steel making knowledge, with production facilities that cover all aspects of steel making.

Our commitment to R & D is crucial. Our research centres in France and the US work directly with customers to provide innovative, tailor-made solutions.

We are developing advanced high-strength steels for the automotive industry and innovative products for appliances and electric motors

We pioneered early vendor involvement in new product design

We are leaders in process modeling techniques that focus on quality improvement, product development and cost reduction.

Our researchers have been awarded worldwide recognition by the automotive community, where they are at the cutting edge of developments in crash management systems and weight efficient designs.

PRODUCT PORTFOLIO

We can only satisfy the demands of our customers by combining cutting edge technology with a commitment to quality and operational excellence

This approach has led to Mittal Steel now producing one of the world’s most comprehensive portfolios of superior flat and long products.

It’s a portfolio designed to meet the specific needs of the most sophistcated manufacturers in steel-intensive industry sectors such as automotives, white goods, construction and ship building.

Our world-class customer base includes major multinationals across all steel consuming sectors.

MANAGEMENT CULTURE

Product superiority requires management excellence.

Our management philosophy is based on a knowledge sharing and continuous improvement culture.

Our Knowledge Management Programme or KMP, enables management to share techniques and ensures that best practice is achieved through industry-wide benchmarking.

The focus is on ongoing cost reduction and quality improvements and the aim is to maximise the benefits of integration within our existing businesses and acquisitions.

Our corporate Continuous Improvement group works with local management to achieve rapid, sustainable improvements in performance.

It adds up to a business model that has led to unprecedented growth.

CORPORATE SOCIAL RESPONSIBILITY

But we don’t rate performance purely in terms of the bottom line.

We are committed to the belief that sustainable business success requires a stable prosperous community.

We play a major role in the well being of the communities in which we operate, supporting activities that range from education and health to sports and culture.

We aim to surpass regulatory requirements for environmental protection and health and safety initiatives at all our operating units

FORGING AHEAD

Our aim is to be the most admired company in the steel industry. Admired by our shareholders and our employees, our customers and our competitors.

No easy task.

But we believe we can achieve it by using our global leadership and business strategy to further reduce costs and increase margins.

By using our acquisition experience to help improve performance at our steel businesses worldwide.

By using our technological excellence and research and development expertise to extend our ever-improving product offering.

And by ensuring our management culture consistently delivers continuous improvement while our sense of social responsibility helps improve the communities in which we operate.

Mittal Steel is helping shape the future of steel, but our goal is to be more than just successful. It is to be admired for our culture and for the quality, service and management standards that implies.

Nothing else will do.]

Disclaimer

No Offer

This website does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds or a solicitation of any offer to tender any Arcelor shares or convertible bonds. Such an offer or solicitation is or will be made only pursuant to (1) local versions of the Information Document approved on May 16, 2006 respectively by the Commission de Surveillance du Secteur Financier (“CSSF”) in Luxembourg, the Commission Bancaire, Financière et des Assurances (“CBFA”) in Belgium, and the Autorité des marchés financiers (“AMF”) in France (no. 06-139) in such countries and (2) the Prospectus included in Mittal Steel Company’s registration statement on Form F-4 (file no. 333-132642) filed with the U.S. Securities and Exchange Commission (“SEC”) in the United States. The Information Document and the Prospectus both include a section describing certain risk factors relating to Mittal Steel Company, the offer for Arcelor securities and the offering of Mittal Steel shares. A copy of the local versions of the Information Document in respect of the offer in the four European countries or of the Prospectus in respect of the offer in the United States may be obtained from Mittal Steel’s website at www.mittalsteel.com, at the address and contact numbers set forth on the last page of this brochure and the French version of the Information Document is available on the AMF’s website at www.amf-france.org.

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (no. 06-139)on May 16, 2006 and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Share Listing Prospectus is available on the AFM’s website at www.afm.nl, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.